[redacted]

CM

06002742

SECURI ... SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH. D.C. 213

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3/11

SEC FILE NUMBER
8- 34325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
(No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Fillet — 410-825-5445 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 19 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/18/06

OATH OR AFFIRMATION

I, Mitchell Fillet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Riderwood Group Incorporated, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BE[illegible]S, Notary Public
Abington Twp., M[illegible]omery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated

We have audited the accompanying statement of financial condition of The Riderwood Group Incorporated (the Company) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Riderwood Group Incorporated at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 6, 2006

Sanville & Company
Certified Public Accountants

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents (Note 2)	$ 218,512
Deposit with clearing broker	50,000
Receivables:	
Investment banking fees	7,500
Other receivables	38,100
Prepaid expenses	12,790
Investment in unconsolidated subsidiary (Note 10)	100
Furniture and equipment, net (Notes 2 and 7)	600
Total Assets	$ 327,602

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 130,102
Due to clearing broker	2,100
Total Liabilities	132,202
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	195,400
Total Liabilities and Stockholders' Equity	$ 327,602

The accompanying notes are an integral part of these financial statements.

Statement of Income
For the Year Ended December 31, 2005

REVENUE	
Investment banking fees	$ 520,250
Commissions and fees	113,141
Interest and dividends	19,804
Realized gain on sale of security and unconsolidated subsidiary	10,716
Other	355
Total revenue	664,266
EXPENSES	
Employee compensation and benefits	473,972
Communications	45,266
Commissions and floor brokerage	43,800
Occupancy and equipment rental	39,891
Other operating expenses	25,662
Travel and entertainment	20,920
Licenses and registration fees	16,810
Professional fees	12,892
Depreciation	841
Total expenses	680,054
Loss before income taxes	(15,788)
Income taxes (Note 9)	-
Net loss	$ (15,788)

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED
Statement of Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock (a)	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2005	$ 4,722	-	$ 543,499	$ (336,956)	$ 211,265
Net purchase of common shares for treasury	-	(77)	-	-	(77)
Net loss for the year ended December 31, 2005	-	-	-	(15,788)	(15,788)
Stockholders' equity, December 31, 2005	$ 4,722	(77)	$ 543,499	$ (352,744)	$ 195,400

(a) No par value. 20,000 shares authorized, 4,722 issued and outstanding at December 31, 2005.

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Continuing operations:	
Net loss	$ (15,788)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	841
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from clearing broker	1,986
Investment banking fees	(7,500)
Other receivables	(37,189)
Prepaid expenses	(1,554)
Securities owned, at value	3,060
Investment in unconsolidated subsidiary	23,713
Increase (decrease) in liabilities:	
Due to clearing broker	2,100
Accounts payable and accrued expenses	76,773
Net cash provided by continuing operations	46,442
Cash flows from investing activities:	
Property and equipment acquisitions	(1,441)
Net cash used in investing activities	(1,441)
Cash flows from financing activities:	
Purchase of common stock for treasury	(77)
Net cash used in financing activities	(77)
Net increase in cash and cash equivalents	44,924
Cash and cash equivalents at beginning of year	173,588
Cash and cash equivalents at end of year	$ 218,512
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) was incorporated under the laws of the state of Maryland effective May 13, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company has a subsidiary, Inner Harbor Asset Management that is inactive.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Investment Banking Fees – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

3. DEPOSIT WITH CLEARING BROKER AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services Corporation (NFSC). Under the agreement the Company maintains a clearing deposit of $50,000. At December 31, 2005 the Company owed NFSC $2,100.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFSC.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital, as defined, of $132,763 that was $32,763 in excess of its required net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.99 to1 at December 31, 2005.

6. PROPERTY AND EQUIPMENT

At December 31, 2005 property and equipment consists of the following:

Computer equipment	$ 15,858
Furniture and equipment	11,061
	26,919
Less: Accumulated depreciation	(26,319)
	$ 600

For the year ended December 31, 2005 depreciation expense totaled $841.

7. OPERATING LEASES

The Company leases office space and equipment for its office under various operating lease agreements expiring in years 2008 through 2010.

Equipment lease expense and the annual office rental for the year ended December 31, 2005 was $7,395 and $31,845, respectively.

7. OPERATING LEASES (Continued)

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment
2006	$ 40,570	$ 27,037
2007	$ 51,116	$ 18,487
2008	$ 52,472	$ 9,733
2009	$ 50,482	$ 6,224
2010	$ 20,273	$ 2,825

The Company has entered into a sub-lease agreement with Base Management Company ("Base"). Base will pay the Company $1,500 per month for the use of all occupancy costs, including rent, telephone, internet access and other miscellaneous costs. This agreement is cancelable by either party with four months notice. The amount of rent that Base paid the Company for the year ended December 31, 2005 was $7,500.

8. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $140,607 that may be applied against future taxable income. These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$18,259	2007
$21,313	2008
$87,246	2019
$13,609	2020

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2005 would be $30,934. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

9. STOCK OPTIONS

The Company's chief executive officer (CEO) has two options to purchase voting common stock of the Company. The first option entitles him to purchase 51% of the voting common shares of the Company for a fixed price of $200,000. These shares will be issued by the Company. The first option is exercisable at anytime the CEO is employed by the Company. The second option is exercisable only after the first option has been exercised. The CEO has the option to purchase all remaining common voting stock from each and every shareholder for a purchase price of $200,000.

9. STOCK OPTIONS (Continued)

Subsequent to signing the aforementioned option agreement the CEO has agreed to give a portion of his options to certain employees as an inducement to them for accepting employment with the Company. These agreements do not effect the terms of the CEO's option agreement.

10. REGULATORY MATTERS

During the year ended December 31, 2005 the Company inadvertently violated SEC Rule 15c3-3 by accepting customer funds and not promptly transmitting them to their clearing firm. The Company sent out the appropriate notifications to SEC and NASD. The Company has taken corrective action to prevent this occurrence in the future. The Company is negotiating with the NASD with respect to a monetary fine by the NASD. The Company does not believe that any fine will have a material adverse effect on the financial condition of the Company.

Schedule I

THE RIDERWOOD GROUP INCORPORATED
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission
December 31, 2005

COMPUTATION OF NET CAPITAL		
Total stockholders' equity -	$	195,400
Deduct: Stockholders' equity not allowable for Net Capital		-
Total stockholders' equity qualified for Net Capital		195,400
Total deductions and/or charges:		
Nonallowable assets:		
Other receivables		(38,100)
Investment banking fee receivable		(7,500)
Investment in unconsolidated subsidiary		(100)
Prepaid expenses		(12,790)
Furniture, equipment and leasehold improvements, net		(600)
		(59,090)
Net Capital before haircuts on securities positions		136,310
Other:		
Money market account		(3,547)
Net Capital	$	132,763
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness items included in consolidated statement of financial condition:		
Accounts payable and accrued expenses	$	132,202
Percentage of aggregate indebtedness to Net Capital		99.58%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

THE RIDERWOOD GROUP INCORPORATED
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission
December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $132,202)	$	8,813
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	32,763
Excess Net Capital at 1000%	$	119,543

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

THE RIDERWOOD GROUP INCORPORATED
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX
140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX
MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Riderwood Group Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of The Riderwood Group Incorporated ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 6, 2006